

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 26, 2017

Via E-Mail
David Anderson
Vice President, Finance, and Chief Financial Officer
Millar Western Forest Products Ltd.
16640-111 Avenue
Edmonton, Alberta
Canada T5M 2S5

> **Re: Millar Western Forest Products Ltd.**
> **Registration Statement on Form T-3**
> **Filed March 10, 2017**
> **File No. 022-29040**

Dear Mr. Anderson:

This is to advise you that we have not reviewed and will not review your application for qualification of indenture under the Trust Indenture Act of 1939.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
       Adam M. Givertz